press release

ArcelorMittal announces results of 2016 Annual General Meeting

Luxembourg, 4 May 2016

The Annual General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions by a strong majority.

1,906,191,732 shares or 62.17% of the company's share capital were present or represented at today’s Annual General Meeting.

The results of the votes will be posted shortly on corporate.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings" where the full documentation regarding the meeting is available.

The shareholders re-elected Mrs Vanisha Mittal Bhatia, Mrs Suzanne Nimocks, Mr Jeannot Krecké and elected Mr Karel de Gucht as directors of ArcelorMittal, for a term of three years each.

In addition, the shareholders approved the grants under the Performance Share Unit (PSU) plan in relation to 2016.

Upon consideration of comments from certain shareholders, the appointments, remuneration and corporate governance committee decided to strengthen the vesting conditions of the Long Term Incentive plan for the CEO office. No vesting of PSUs will take place below the median of the peer group and the S&P 500.

Further details will be published in ArcelorMittal’s next remuneration report.